

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2012

Via E-mail
Mr. Ted T. Timmermans
Controller
Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172

> **Re:** **Williams Companies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **Form 10-K/A for Fiscal Year Ended December 31, 2012**
> **Filed April 11, 2012**
> **Form 10-K/A for Fiscal Year Ended December 31, 2011**
> **Filed May 1, 2012**
> **File No. 001-04174**
> **Williams Partners, L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **Form 10-K/A for Fiscal Year Ended December 31, 2011**
> **Filed April 9, 2012**
> **File No. 001-32599**

Dear Mr. Timmermans:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Williams Companies, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011, as amended

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

Critical Accounting Estimate, page 49

1. We note that your discussion of critical accounting estimates only includes a discussion of your accounting policies with respect to pension and postretirement obligations. We also note that in your December 31, 2010 Form 10-K you disclosed several critical accounting estimates which are not currently discussed. We note that the previously discussed critical accounting estimates for goodwill impairment and oil and gas producing activities appear to pertain solely to your former Exploration and Production segment, and we assume that you no longer disclose these estimates due to the spin-off of your Exploration and Production business. However, please explain why impairments of long lived assets, accounting for derivative instruments and hedging activities, contingent liabilities, valuation of deferred tax assets and tax contingencies and fair value measurements are no longer critical accounting policies for you as these appear to apply to your continuing business. Please also tell us why Williams Partners, L.P. discloses in its December 31, 2011 Form 10-K that it has no critical accounting estimates. Please refer to our Release No. 33-8350 available on our website at http://www.sec.gov/rules/interp/33-8350.htm.   Please also refer to our Release No. 33-8040 available on our website at http://www.sec.gov/rules/other/33-8040.htm.

Note 2. Discontinued Operations, page 92

2. We note your disclosure beginning in the sixth paragraph on page 94 that in conjunction with accounting for the spin-off of WPX, you evaluated whether there was an indicator of impairment of the carrying value of the investment at the date of the spin-off. You disclose that because the market capitalization of WPX as determined by its closing stock price on December 30, 2011 pursuant to the "when issued" trading market was less than your investment in WPX, you determined that an indicator of impairment was present and therefore you conducted an evaluation of the fair value of your investment at the date of the spin-off. We note from your disclosures that you considered several valuation approaches including the "when issued" stock price at December 30, 2011, an income approach and a market approach. You disclose that key variables and assumptions in this evaluation included the application of a control premium of up to 30 percent to the December 31, 2011 "when issued" trading value based on transactions involving energy companies and that you applied a control premium adjustment consistent with these levels in your valuation using the market approach. Please show us how you determined a fair value of $5.5 billion for WPX at the date of the spin-off, including quantifying the value resulting from each approach and the weighting applied to each approach. Please

also explain why you believe the application of a control premium is appropriate in this transaction, and if appropriate, please explain why you selected a control premium of 30 percent rather than another amount.

Williams Partners, L.P.

Form 10-K for Fiscal Year Ended December 31, 2011, as amended

3. The comments on the Williams Companies' filings should be applied to Williams Partners' filings to the extent applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

cc: Craig Rainey, Esq.
        Senior Vice President and General Counsel
        Richard Russo, Esq.
        Gibson Dunn & Crutcher